

June 8, 2012

Via E-mail

Mr. Daniel W. Fairfax
Chief Financial Officer
Brocade Communications Systems, Inc.
130 Holger Way
San Jose, CA 95134

> **Re: Brocade Communications Systems, Inc.**
> **Form 10-K for the fiscal year ended October 29, 2011**
> **Filed December 20, 2011**
> **File No. 000-25601**

Dear Mr. Fairfax:

We have reviewed your letter dated May 4, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2012.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Reclassification, page 68

1.   We note your response to prior comment 3 in your response dated February 23, 2012 that you do not believe that the change in presentation falls under FASB ASC 250-10-20-250. However, your response to prior comment 2 in your response dated May 4, 2012 indicates that in late fiscal 2010, you began to suspect that the mix of activities of the systems engineers had shifted to being more focused on pre-sales activity; yet, once you performed the survey, you determined that it was appropriate to reflect the

"reclassification" for the full year 2010. Further, your disclosures on page 68 indicate that the systems engineer's primary role migrated over time to the point that starting in 2010, the majority of the systems engineers time was spent on pre-sales activity, and as a result, you have reclassified the systems engineers costs starting in fiscal year 2010. Based on the information you have provided, it appears that the change in expense classification for 2010 resulted from a substantive change in the function of the systems engineers, and accordingly, we believe that the Company's responses support a view that the change reflects the correction of an error in 2010. Please revise, or provide additional evidence supporting your view that this change was not the correction of an accounting error.

2.   Your response to prior comment 1 in your letter dated March 30, 2012 and to prior comment 4 in your letter dated May 4, 2012 states that you "elected" to classify costs associated with your systems engineers as a component of sales and marketing expense for the full 2010 fiscal year. You also state your belief that it is likely that in the first half of fiscal 2010 the systems engineers began to spend the majority of their time (more than half) on pre-sales activities; however, no precise determination of when the systems engineers began spending the majority of their time on pre-sales activities can be made. We do not believe management's accounting decision to include all of the costs of systems engineers as a component of sales and marketing expense for the full 2010 fiscal year is supported by the information you have provided. Article 5 of Regulation S-X requires that the Company's financial statements report costs and expenses based on the function performed by its employees (e.g., COS vs. S&M). The Company has the obligation to maintain books and records in a manner to achieve this reporting objective, and we recognize that in some circumstances, reasonable allocation methodologies may be warranted. The Company has not provided a compelling argument that its financial statement expense classification in 2010 and 2011 with respect to the systems engineers materially complies with Article 5 of Regulation S-X. Also, we do not believe that the Company has provided a persuasive argument that the impact of the reclassification for the entire fiscal 2010 is quantitatively and qualitatively immaterial. Please advise.

3.   We note that the pro forma 2009 information presented on page 68 reflects a reclassification of $120.5 million from cost of revenues to sales and marketing. This appears to be an unbalanced presentation if other financial aspects to the change in the type of service being rendered by the systems engineers have not also been reflected. Specifically, it appears that no additional post-sales support costs have been included to counter the change in support activities historically rendered by the systems engineers. Also, without such additional costs of revenues, the Company is implying no impact on the historical level of revenues. We are skeptical that any pro forma presentation for 2009 is appropriate since all amounts depicted cannot be factually supported. Please remove the pro forma presentation or advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief